[Blue Nile, Inc. Letterhead]
[Via EDGAR and Federal Express]
December 15, 2006
Mr. William Choi
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Mail Stop: 3561
Washington, D.C. 20549

Re:	Blue Nile, Inc. (File No. 000-50763) Form 10-K for the Fiscal Year Ended January 1, 2006 Form 10-Q for the Quarterly Period Ended October 1, 2006
Dear Mr. Choi:
On behalf of Blue Nile, Inc. (the “Company”), this letter is being transmitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated December 8, 2006, with respect to (i) the Annual Report on Form 10-K for the fiscal year ended January 1, 2006, filed by the Company with the Commission on March 15, 2006 and (ii) the Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2006, filed by the Company with the Commission on November 13, 2006.
The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.
Form 10-K for the Fiscal Year Ended January 1, 2006
Controls and Procedures, page 54
Disclosure Controls and Procedures, page 54
1.	Your disclosures indicate that you believe a control system can only provide reasonable, not absolute, assurance that the objectives of the controls system are met. In future filings, please revise your conclusion that your disclosure controls and procedures were effective to reflect, if true, that the disclosure controls and procedures were effective at the “reasonable assurance” level. Please refer to Part II.F.4 of SEC Release No. 33-8238 for guidance.

In future filings, the Company will present its conclusion, if true, that its disclosure controls and procedures were effective at the “reasonable assurance” level.

December 15, 2006

Form 10-Q for the Quarterly Period Ended October 1, 2006
Notes to Consolidated Financial Statements
Note 1. Description of the Company and Summary of Significant Accounting Policies
Stock-Based Compensation, page 9
2.	We note that you adopted SFAS No. 123(R) on January 2, 2006. Please revise future filings to disclose the effect of the change from applying the intrinsic value method on operating income, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. Refer to paragraph 84 of SFAS No. 123(R). Please also clearly identify the amount of stock-based compensation that you recognized during the periods presented specifically related to your transition to accounting for employee stock-based compensation at fair value using the modified prospective method in your discussions of the results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please also disclose the total fair value of shares vested during the year as required by paragraph A240.(c.)(2) of SFAS No. 123(R).

In future filings, the Company will disclose the effect of the accounting policy change from applying the intrinsic value method on operating income, income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share.

In future filings, the Company will identify the amount of stock-based compensation that it recognized during the periods presented specifically related to its transition to accounting for employee stock-based compensation at fair value using the modified prospective method in its discussions of the results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

In future filings, the Company will disclose the total fair value of shares vested during the applicable year.
Controls and Procedures, page 19
Evaluation of Disclosure Controls and Procedures, page 19
3.	We note your disclosure that you designed your disclosure controls and procedures to ensure that information required to be disclosed in your filing is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Please confirm to us, if true, and revise your disclosure to indicate that you design your disclosure controls and procedures to also ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, including, your principal executive and financial officers, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

December 15, 2006

The Company confirms and will revise its disclosure in future filings to indicate that it designs its disclosure controls and procedures to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, to allow timely decisions regarding required disclosure.
* * * * *
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to call me at (206) 336-6785, or John Geschke at (650) 843-5757, if you have any questions or would like any additional information regarding these matters.
Sincerely,
/s/ Diane M. Irvine
Diane M. Irvine
Chief Financial Officer
Blue Nile, Inc.

cc:	Lauren Neiswender, General Counsel, Blue Nile, Inc.
John Geschke, Cooley Godward Kronish LLP
Scott Ruggiero, Staff Accountant, Securities and Exchange Commission
Andrew Blume, Securities and Exchange Commission